UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13a-16 OR 15d-16
                     UNDER THE SECURITIES EXCHANGE ACT OF 1934


                      For the month of February, 2003

                                 SPIRENT plc
     _____________________________________________________________________
                (Translation of registrant's name into English)

Spirent House, Crawley Business Quarter, Fleming Way, Crawley, West Sussex
                                RH10 9QL, UK.
     _____________________________________________________________________
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F    X         Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....        No     X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________




London Stock Exchange
Company Announcements Office
Old Broad Street
LONDON
EC2N 1HP




27 February 2003




Dear Sir / Madam

SPIRENT plc - Stock Exchange Ticker Symbol SPT

Notification of Directors' Interests

Spirent plc Long Term Share Purchase Plan ("LTSPP")

On 11 May 2000 the directors listed below were granted Performance Units at a unit value of

334 pence each under the LTSPP (the "Award").


At a meeting of the Remuneration Committee of the Board on 26 February 2003 it was determined that as the minimum performance conditions attaching to the first three-year performance period of the Award were not satisfied on 31 December 2002, no value therefore arises and, pursuant to the rules of the LTSPP, the Performance Units have lapsed.


The directors no longer have an interest in the Performance Units granted on 11 May 2000 and following this notification their remaining interests in the LTSPP Performance Units are as set out below.


Director          LTSPP Performance Units granted     LTSPP Performance Units remaining
                  11 May 2000 now lapsed              (granted 9 April 2001)

N K Brookes       85,480                                 123,000
E G Hutchinson    28,849                                 62,000
M E Chung         38,893                                 50,000



Yours faithfully
Luke Thomas

Luke Thomas
Deputy Company Secretary




                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                               ______LUKE THOMAS______

                                                     (Registrant)

Date___27 February 2003___             By   ____/s/ Luke Thomas____

                                                    (Signature)*